UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Regulated Information
Cash Tender Offer
February 10, 2015 – 8:00 am CET

Delhaize Group Announces Final Results of Tender Offer for 4.125% Senior Notes due 2019: $170 088 000 Principal Amount Tendered and Accepted.

Brussels, Belgium, February 25, 2015 – Delhaize Group (the “Company” or “Delhaize Group”) announced the final results of its previously announced offer (the “Maximum Tender Offer”) to purchase for cash up to the Maximum Tender Amount of its 4.125% Senior Notes due 2019 (the “2019 Notes”). The Maximum Tender Amount was $172 262 000.

The terms and conditions of the Maximum Tender Offer were described in the Offer to Purchase, dated January 27, 2015 (the “Offer to Purchase”).

The Maximum Tender Offer expired at 11:59 p.m., New York City time, on February 24, 2015 (the “Maximum Tender Expiration Time”). The table below identifies the principal amount of 2019 Notes validly tendered and not validly withdrawn prior to the Maximum Tender Expiration Time and the principal amount of 2019 Notes that Delhaize Group has accepted for purchase.

		Principal Amount	Maximum	Principal Amount	Principal
CUSIP No.	Title of Security	Outstanding(1)	Tender Amount	Tendered(2)	Amount Accepted(2)

24668PAF4	4.125% Senior Notes due 2019	$300 000 000	$172 262 000	$170 088 000	$170 088 000

(1)	As of the commencement of the Maximum Tender Offer.
(2)	Includes $170 051 000 aggregate principal amount of 2019 Notes that were validly tendered and not validly withdrawn at or prior to 5:00 p.m., New York City time, on February 9, 2015 (the “Early Tender Time”) and accepted for purchase on the Maximum Tender Early Settlement Date.

All 2019 Notes tendered in the Maximum Tender Offer have been accepted for purchase.

J.P. Morgan Securities LLC acted as the dealer manager (the “Dealer Manager”) for the Maximum Tender Offer. The information and tender agent for the Maximum Tender Offer (the “Information and Tender Agent”) was D.F. King & Co., Inc. Questions regarding the Maximum Tender Offer should be directed to J.P. Morgan Securities LLC, Liability Management Group at (800) 834 4666 (toll-free) or (212) 834-3424 (collect).

Capitalized terms used but not defined in this announcement have the meanings given to them in the Offer to Purchase.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2014, Delhaize Group’s sales network consisted of 3 468 stores. At the end of 2014, Delhaize Group employed approximately 152 500 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Offer and Distribution Restrictions

This press release is neither an offer to purchase nor a solicitation to buy any of the 2019 Notes nor is it a solicitation for acceptance of the Maximum Tender Offer. Delhaize Group made the Maximum Tender Offer only by, and pursuant to the terms of, the Offer to Purchase.

The distribution of this press release in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required by each of the Company, the Dealer Manager and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

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» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, are “forward-looking statements” that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “outlook”, “expect”, “anticipate”, “will”, “should” or other similar words or phrases. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, changes in inflation or currency exchange rates or changes in legislation or regulation. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in the Offer to Purchase and Delhaize Group’s most recent Annual Report on Form 20-F and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	February 26, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President